Exhibit 99.1

Glass House Brands to Host Third Quarter Conference Call on November 13, 2023

LONG BEACH, CA and TORONTO, October 30, 2023 // -- Glass House Brands Inc. (“Glass House” or the “Company” (NEO: GLAS.A.U) (NEO: GLAS.WT.U) (OTCQX: GLASF) (OTCQX: GHBWF), one of the fastest-growing, vertically-integrated cannabis companies in the U.S., today announced that it will report financial results for the third quarter ended September 30, 2023, on Monday, November 13, 2023, after market close. The Company will host a conference call to discuss the results at 5:00 p.m. Eastern Time.

Participants can find the live webcast here or on the Glass House Brands website at https://glasshousebrands.com/news-events/events-and-webcasts/. The webcast will be archived for approximately 30 days.

Participants interested in dialing in can call 1-888-664-6392. A telephone replay will be available approximately two hours after the call concludes and will be available through Monday, November 20, 2023, by dialing 1-888-390-0541 and entering confirmation code 519275#.

Investors can also access the recordings of two panels that Glass House Co-Founder, Chairman and CEO Kyle Kazan participated in recently on the Glass House ‘Events and Webcasts’ webpage.

Kyle joined ATB’s panel "Thriving in Difficult Markets: Lessons from California and New York", hosted by Frederico Gomes, Director of Institutional Research, Life Sciences at ATB Capital Markets on September 20th.

On October 4th, Kyle joined A.G.P.’s panel 'Cannabis Green Shoots Today & To Come’, hosted by Aaron Grey, Managing Director of Consumer & Cannabis Equity Research at Alliance Global Partners.

About Glass House Brands

Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, Board Member and President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell, Forbidden Flowers, and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com and https://ir.glasshousebrands.com/contact/email-alerts/.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

T: (562) 264-5078

E: ir@glasshousebrands.com

Mark Vendetti, Chief Financial Officer

T: (562) 264-5078

E: ir@glasshousebrands.com

Investor Relations Contact:

KCSA Strategic Communications

Phil Carlson / Jack Perkins

T: 212-896-1233

E: GlassHouse@kcsa.com